Filed by Pulte Homes, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Centex Corporation

Commission File No. for Registration Statement
on Form S-4: 333-158974

Investor Conference Call Second Quarter 2009 August 4, 2009

Forward Looking Statements Certain statements in this presentation constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among other things, (1) interest rate changes and the availability of mortgage financing; (2) continued volatility and potential further deterioration in the debt and equity markets; (3) competition; (4) the availability and cost of land and other raw materials used by the Company in its homebuilding operations; (5) the availability and cost of insurance covering risks associated with the Company's business; (6) shortages and the cost of labor; (7) adverse weather conditions which may slowdown the construction of, or damage, new homes built by the Company; (8) slow growth initiatives and/or local building moratoria; (9) the ability to utilize net operating losses, built-in losses and other tax credit carryforwards; (10) governmental regulation, including the effects from the Emergency Economic Stabilization Act, the American Recovery and Reinvestment Act and the interpretation of tax, labor and environmental laws; (11) changes in consumer confidence and preferences; (12) terrorist acts and other acts of war; (13) the failure of Centex's stockholders to approve the proposed merger; (14) the failure of Pulte's stockholders to approve either the charter amendment increasing the number of authorized shares of Pulte's common stock or the issuance of Pulte's common stock to Centex stockholders; (15) the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; (16) the possibility that the expected efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; (17) the risk that the Pulte and Centex businesses will not be integrated successfully; (18) disruption from the proposed transaction making it more difficult to maintain business and operational relationships; and (19) other factors of national, regional and global scale, including those of a political, economic, business and competitive nature. See the Company's Annual Report on Form 10-K and Annual Report to Shareholders for the year ended December 31, 2008 and other public filings with the Securities and Exchange Commission for a further discussion of these and other risks and uncertainties applicable to Pulte's business. Pulte undertakes no duty to update any forward-looking statement whether as a result of new information, future events or changes in Pulte's expectations.

Additional Information In connection with the proposed transaction, Pulte and Centex each filed with the SEC a definitive joint proxy statement, which also constitutes a prospectus of Pulte. The joint proxy statement/prospectus was mailed to Pulte shareholders and Centex stockholders on or about July 21, 2009. Before making any voting or investment decision, investors are urged to read the definitive joint proxy statement/prospectus because it contains important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website at www.sec.gov, by accessing Pulte's website at www.pulte.com under the heading "Investor Relations" and from Pulte by directing a request to Pulte Homes, Inc., 100 Bloomfield Hills Parkway Suite 300, Bloomfield Hills, Michigan 48304, Attention: Investor Relations, and by accessing Centex's website at www.centex.com under the heading "Investors" and from Centex by directing a request to Centex Corporation Investor Relations, P.O. Box 199000, Dallas, Texas 75219- 9000. Pulte and Centex and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Pulte's directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2009. You can find information about Centex's directors and executive officers in its Form 10-K/A filed with the SEC on July 28, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Pulte and Centex using the contact information above.

Successfully Navigating Challenging Market Conditions Sequential gains in results Q2 net new orders increased 11% from Q1 Cancellation rates stable Community count reduced by 9.47% Backlog value at $1.1 billion Unsold inventory 24% lower Cash at $1.6 billion Reduced senior notes by $192.9 million during the quarter Positive cash flow from operations in the quarter Focused on key drivers and metrics Maintain balance sheet strength and flexibility Need to return to profitability as quickly as possible Implementing initiatives aimed at improving margins Actions to reduce SG&A Homebuilding SG&A reduced by $64 million relative to same period last year

Update on Centex Merger Special meetings of shareholders for both companies scheduled for August 18, 2009 SEC reviews completed and proxy materials mailed Companies have undertaken extensive integration planning work to help ensure realization of targeted operating and financial benefits Continue to target $350 million in synergies Eliminate corporate overhead: ~$100 million Consolidate field overhead: ~$150 million Interest on debt repayment: ~$100 million Vision is for merger to accelerate company's achievement of key business and financial objectives

Financial Results

Q2 2009 Consolidated Results Consolidated revenues declined 58% to $678.6 million Loss before income taxes of $186.9 million, compared with $215.2 million for Q2 2008 Q2 2009 net loss of $0.74 per share vs. a net loss of $0.63 for prior year quarter For Q2 2009, homebuilding pretax loss of $187.5 million inclusive of approximately $119.3 million of inventory impairments and other land-related charges For the prior year quarter, homebuilding pretax loss was $221.3 million, inclusive of $220.1 million of inventory impairments and other land-related charges

Q2 2009 Selected Financial Data Three Months Ended June 30, Three Months Ended June 30, 2009 2008 2009 2008 Homebuilding House Sale Revenues ($ millions) $ 654 $ 1,555 Homebuilding Pre-Tax Loss ($ millions) $ (187) $ (221) Homebuilding SG&A Expenditures ($ millions) $ 114 $ 178 Backlog (Units) 3,916 8,254 Backlog ($ millions) $ 1,061 $ 2,432 Financial Services Pre-Tax Income (Loss) ($ millions) $ (9) $ 11 Loss Before Income Taxes ($ millions) $ (187) $ (215) Net Loss Per Share $ (0.74) $ (0.63)

Balance Sheet Jun. 30, 2009 Dec. 31, 2008 Debt - to - Cap 58% 53% Net Debt - to - Cap 38% 35% Shareholders' Equity ($ billions) $2.1 $2.8

Q2 2009 Impairment and Land-Related Charges ($ in millions) Segment Inventory Impairments Net Realizable Value Deposits and Pre-Acquisition Costs Joint Venture Impairments Total Atlantic Coast $ 16 $ 5 $ - $ - $ 21 Gulf Coast 31 2 - - 33 Midwest 7 - - - 7 Southwest 21 - - - 21 California 24 - - - 24 *Other 10 - - 3 13 Total $ 109 $ 7 $ - $ 3 $ 119 * Includes the write-off of capitalized interest related to land and community valuation adjustments and impairments related to joint ventures located in Puerto Rico.

Q2 2009 YTD June 2009 Cash at Beginning of Period $ 1,746 $ 1,655 Federal Income Tax Refund - 362 Senior Note Repurchases (179) (179) Cash Flow, Net 69 (202) Cash at June 30, 2009 $ 1,636 $ 1,636 Summary of Changes in Cash ($ in millions)